Michael Wilemon

Chief Financial Officer

iSatori, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

June 26, 2013

VIA EDGAR AND FEDERAL EXPRESS

Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

iSatori, Inc. (the “Company”

Registration Statement on Form S-1 (File No. 333-188248)

Dear Ms. Parker:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-188248) be accelerated by the Securities and Exchange Commission (the “Commission”) to 9:00 p.m. Washington D.C. time on June 27, 2013 or as soon as practicable thereafter. Notwithstanding this request for acceleration, the Company may contact the Securities and Exchange Commission (the “Commission”) prior to the requested time of effectiveness to request that the Commission stop effectiveness if circumstances so dictate.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

he action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Ryan Newburn of Beatty & Wozniak, P.C. at (303) 407-4484 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Michael Wilemon

Michael Wilemon
Chief Financial Officer